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WRITER’S DIRECT LINE
December 27, 2012	414.297.5670
mplichta@foley.com EMAIL

CLIENT/MATTER NUMBER
302280-5100

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Hanger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-10670

Dear Mr. Rosenberg:

On behalf of our client, Hanger, Inc., a Delaware corporation, we respectfully request that the Staff (the “Staff”) of the Securities and Exchange Commission extend the deadline of 10 business days set forth in the Staff’s letter, dated December 21, 2012, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2011, by five business days (to 15 business days from the date of the Staff’s letter).  If the Staff has any questions with respect to the foregoing request for an extension, please contact the undersigned at (414) 297-5670.

Very truly yours,

/s/ Mark T. Plichta

Mark T. Plichta

cc:	Kei Nakada, Staff Accountant
Gus Rodriguez, Accounting Branch Chief Securities and Exchange Commission
George E. McHenry
Thomas E. Hartman
Hanger, Inc.
Jay W. Freedman
David S. Sanders
Jessica S. Lochmann
Foley & Lardner LLP

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